Associated Estates Realty Corporation

1 AEC Parkway

Richmond Heights, Ohio  44143-1467

December 5, 2008

By EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Attention:  Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

Re:       Associated Estates Realty Corporation
            Registration Statement on Form S-3 (File No. 333-155699 (the "Registration Statement")

Ladies and Gentlemen:

The Registrants hereby amend the Registration Statement to include the following language on the cover page thereof:

            The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Sincerely,

/s/ Lou Fatica
Lou Fatica
Vice President, Treasurer and Chief Financial Officer